Exhibit 6.3

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN AGREEMENT

BY AND BETWEEN

CLARION COUNTY COMMUNITY BANK AND

JAMES L. KIFER

CLARION COUNTY COMMUNITY BANK (the “Company”) hereby enters into this Supplemental Executive Retirement Plan Agreement (the “Agreement”) with JAMES L. KIFER (the “Participant”) in accordance with the terms set forth below, effective as of this 15th day of April, 2010.

WHEREAS, the Participant is President, CEO and CFO of the Company;

WHEREAS, the Participant has provided many years of dedicated service to the Company, which has contributed greatly to the Company’s success;

WHEREAS, the Company is hopeful that the Participant will continue to contribute to the future success of the Company;

WHEREAS, the Company desires to reward the Participant for such past services and to encourage the Participant to continue in his dedicated service for the Company;

WHEREAS, the Participant desires to receive benefits under this Agreement for his years of dedicated service and continuing responsibilities to the Company; and

NOW, THEREFORE, the Company and Participant agree to the following terms of this Agreement;

Section 1. Definitions. Except as otherwise provided herein, the terms with initial capitalization set forth below shall be defined as follows:

(a) Base Salary. The Participant’s annual Base Salary, as determined by the Board of Directors of the Company for the year of the Participant’s Entitlement Date shall exclude bonus, any contributions to a qualified or nonqualified retirement plan or health Insurance coverage.

(b) Beneficiary. The Participant’s Beneficiary shall be the individual(s) designated by the Participant in writing on the form attached to this Agreement and communicated to the Company. If the Participant fails to designate a Beneficiary, the Beneficiary shall be the Participant’s spouse if then living and if not living, then the Participant’s estate.

(c) Change of Control. “Change in Control” shall mean the occurrence of any of the following three circumstances described in subsections (i) through (iii):

(i) Change in Ownership. Any one person, or more than one person acting as a group (pursuant to Reg. §1.409A-3(i)(5)(v)(B)), acquires ownership of stock of the Company that, together with stock held by such person or group, equals more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company, but only if such person or group prior to such acquisition did not have either:

(a) ownership of more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company; or

(b) effective control of the Company within the meaning of Reg. §1.409A-3(i)(5)(vi).

An increase in the percentage of stock owned by any one person or group, as a result of a transaction in which the Company acquires its stock in exchange for property shall be treated as an acquisition of stock for purposes of this section. This section applies only when there is a transfer (or issuance) of the Company’s stock and such stock remains outstanding after the transaction.

(ii) Change in Effective Control.

(a) Any one person, or more than one person acting as a group (pursuant to Reg. §1.409A-3(i)(5)(vi)(D)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) ownership of the stock of the Company possessing thirty percent (30%) or more of the total voting power of such stock but only if such person or group prior to such acquisition did not have either: (A) ownership of more than fifty percent (50%) of the total fair market value or total voting power of the stock of the Company; or (B) effective control of the Company within the meaning of Reg. §1.409A-3(i)(5)(vi).

(b) A majority of the members of the Company’s Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the board before the date of such appointment or election, but only if no other corporation is a majority shareholder in the Company (pursuant to Reg. §1.409A-3(i)(5)(ii)(B)).

(iii) Change in Ownership of a Substantial Portion of Assets. Any one person, or more than one person acting as a group (pursuant to Reg. §1.409A-3(i)(5)(vii)(C)), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) assets from the Company that have a total gross fair market value equal to or more than forty percent (40%) of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed, determined without regard to any liabilities associated with such assets. This subsection shall not apply to the extent that there is a transfer to an entity that is controlled by the shareholders of the transferring corporation immediately after the transfer, as provided in Reg. §409A-3(i)(5)(vii)(B).

(iv) Stock Attribution and Regulatory Compliance. For purposes of this section, Code §318(a) applies to determine stock ownership. This section shall be applied in conformity with the regulations issued under Code §409A(a)(2)(A)(v).

(d) Code. The Internal Revenue Code of 1986, as amended.

(e) Committee. The Board of Directors of the Company, except that the Participant may not be involved in decisions regarding the payment of the Participant’s own benefit.

(f) Company. CLARION COUNTY COMMUNITY BANK and its successors or assigns.

(g) Disability. Disability shall mean the inability of a Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death, or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months. The permanence and degree of such impairment shall be supported by medical evidence. The determination as to whether the Participant has terminated as an employee of the Company on account of a Disability shall be made by the Company in its sole discretion.

(h) Effective Date. The Effective Date of this Agreement shall be the date first written above.

(i) Entitlement Date. The later of the Participant’s sixty-fifth (65th) birthday or retirement.

(j) ERISA. The Employee Retirement Income Security Act of 1974, as amended.

(k) Participant. JAMES L. KIFER.

(l) Plan. This Supplemental Executive Retirement Plan Agreement By and Between Clarion County Community Bank and James L. Kifer.

(m) Supplemental Retirement Benefit. The annual benefit payable to the Participant, as determined under Section 2 of this Agreement.

(n) Terminated for Cause. The Participant shall be Terminated for Cause for purposes of this Agreement if the Participant is terminated on account of (a) gross negligence, (b) the conviction of a felony or gross misdemeanor involving moral turpitude, fraud, dishonesty, (c) violation of any law that results in any adverse effect on the Company or (d) breach of fiduciary duty as an employee of the Company. If a dispute arises as to whether the Participant has been Terminated for Cause, the dispute shall be resolved through binding arbitration.

(o) Years of Service. The twelve month periods commencing on January 8th of each year beginning with January 8, 2004, and ending January 8th of each year. The Participant shall be credited with a Year of Service only if he is an employee of the Company as of January 8th, of a given year; except that a Participant shall also be credited with a Year of Service if his termination before the end of a Plan Year is on account of his retirement on or after age 65, or on account of a Disability.

Section 2. Payment of Benefits.

(a) Supplemental Retirement Benefits. A Participant shall be entitled to benefits under this Agreement on the Participant’s Entitlement Date. The Participant may continue to serve as an employee of the Company after his Entitlement Date. The Participant shall receive an annual Supplemental Retirement Benefit in the amount equal to thirty percent (30%) of the Participant’s Base Salary for the calendar year of the Participant’s termination, which shall be paid monthly beginning the month following the Participant’s Entitlement Date and shall be paid monthly each year thereafter until fifteen (15) years of complete payments have been made. If the Participant dies prior to receiving payment for fifteen (15) full years, the Participant’s Beneficiary shall receive payment in the same manner as the Participant until fifteen (15) years of complete payments have been made.

(b) Supplemental Disability Benefits. If, prior to the Participant’s Entitlement Date, the Participant terminates as an employee of the Company on account of a Disability, the Company shall pay the Participant the Supplemental Retirement Benefit as described in paragraph “(a)” of this Section 2, multiplied by the percentage represented by 1.00 minus the product of 0.05 times a whole number equal to the positive difference between sixty-five (65) and the Participant’s age when the Participant terminates on account of a Disability. To illustrate using the case in which termination on account of a Disability occurs: when the Participant is age sixty-one (61), the positive difference between sixty-five (65) and sixty-one (61) is four (4), and 0.05 times 4 is 0.20. The percentage represented by 1.00 minus 0.20 is eighty percent (80%), and according to paragraph “(a)” of this Section 2, eighty percent (80%) of the Supplemental Retirement Benefit or twenty-four percent (24%) of the Participant’s Base Salary for the calendar year of the Participant’s termination. This benefit shall commence as soon as practicable, but no later than ninety (90) days, after the Participant’s termination as an employee of the Company on account of a Disability and shall be paid monthly each year until fifteen (15) years of complete payments have been made. If the Participant dies prior to receiving payments for fifteen (15) full years, the Participant’s Beneficiary shall receive payments in the same manner as the Participant until fifteen (15) years of complete payments have been made.

(c) Death Benefits.

(i) If the Participant dies prior to the Participant’s Entitlement Date, the Company shall pay the Participant’s Beneficiary the Supplemental Retirement Benefit described in paragraph “(a)”. This benefit shall commence as soon as practicable, but no later than ninety (90) days, after the date which would have been the Participant’s Entitlement Date and shall be paid monthly each year until fifteen (15) years of complete payments have been made.

(ii) If the Participant dies after the Participant’s Entitlement Date and before fifteen (15) years of payments of the Supplemental Retirement Benefit have been made, the Company shall pay the Participant’s Beneficiary the remaining payments under paragraph “(a)” above until the Participant and Beneficiary have received a combined fifteen (15) years of annual payments.

(iii) If the Participant’s Beneficiary dies before a total of fifteen (15) years of payments have been made, then the present value of the remaining benefits shall be paid in a lump-sum cash payment to the Contingent Beneficiary designated by the Participant, if that person is alive, and if not, then to the Beneficiary’s estate. Present value shall be determined in the same manner as provided in Section 17.

(d) Reduction of Benefits. If the Participant terminates as an employee of the Company prior to becoming vested in accordance with paragraph (a) of this Section 2, the Participant’s Supplemental Retirement Benefit shall vest in accordance with the following schedule:

Total Completed Years of Service	Vested Percentage
Less than 5	0%
5	20%
6	35%
7	50%
8	65%
9	80%
10	100%

For purposes of this Agreement, “Total Completed Years of Service” shall mean the total number of completed years of continuous employment (including periods of disability and authorized leaves of absence as described in this Agreement) of the Participant with the Company.

Section 3. Unsecured Right To Benefits. The Participant shall have only the unsecured and unfunded promise to be paid benefits under this Agreement. Therefore, this Agreement shall not create a transfer of “property” for Federal Income Tax purposes. Also, because the Participant is a member of a select group of management or Highly Compensated Employees, the Agreement is exempt from 201, 301 and 401 of Title I of ERISA.

Section 4. Forfeiture of Benefits. If the Participant is Terminated for Cause by the Company, all Supplemental Retirement Benefits under this Agreement shall be forfeited.

Section 5. Administration. This Agreement shall be administered by the Committee. All determinations of the Committee as to any questions arising under this Agreement, including questions of construction and interpretation, shall be final, binding and conclusive upon all persons. The Committee may delegate any of its responsibilities under this Agreement to another committee of the Company or to any other delegee, except that the Participant may not make any decisions with regard to the payment of benefits under this Agreement.

Section 6. Interest Not Transferable. All benefits provided under this Agreement may not be assigned, alienated, attached or encumbered by the Participant or his Beneficiary.

Section 7. Effect on Other Benefit Plans. Amounts credited or paid under this Agreement shall not be considered to be compensation for the purposes of any qualified retirement plans maintained by the Company. The treatment of such amounts under other benefit plans will be determined pursuant to the provisions of such plans.

Section 8. Incompetency. In the event the Participant is determined by a Court to be incompetent, the Committee may, in its discretion, pay the benefits provided herein to the Participant’s legal guardian for the benefit of the Participant.

Section 9. Claims Procedure. A claim shall be filed in writing with the Committee. If any such claim is wholly or partially denied, the Committee shall provide the claimant with written or electronic notification of any denial. The notification shall be set forth in a manner calculated to be understood by the claimant and shall contain:

(a) specific reasons for the denial,

(b) specific reference to pertinent Plan provisions on which the denial is based,

(c) a description of any additional material or information necessary for such person to perfect such claim and an explanation of why such material or information is necessary, and

(d) a description of the Plan’s review procedures and the time limits applicable to such procedures.

Such notification shall be given within ninety (90) days after the claim is received by the Committee, unless the Committee determines that special circumstances require an extension of time for processing the claim. If the Committee determines that an extension of time for processing is required, written notice of the extension shall be furnished to the claimant prior to the termination of the initial ninety (90) day period. In no event shall such extension exceed a period of ninety (90) days from the end of such initial period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the plan expects to render the benefit determination.

Section 10. Review Procedure. Within sixty (60) days after the date on which the claimant receives a written notice of a denied claim, such claimant (or his duly authorized representative) may file a written request with the Committee for a review of his denied claim and may submit written comments and pertinent documents, records and other information. The claimant shall be provided with a review that takes into account all comments, documents, records, and other information submitted by the claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination. The Committee shall provide the claimant with written or electronic notification of its decision. In the case of an adverse benefit determination, the notification shall be set forth in a manner calculated to be understood by the claimant and shall contain:

(a) specific reasons for the adverse benefit determination,

(b) specific reference to pertinent Plan provisions on which the adverse benefit determination is based,

(c) a statement that the claimant is entitled to receive; upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits, and

(d) a statement describing any voluntary appeal procedures offered by the Plan and the claimant’s right to obtain the information about such procedures, and a statement of the claimant’s right to bring an action under ERISA §502(a).

The decision on review will be made within sixty (60) days after the request for review is received by the Committee, unless the Committee determines that special circumstances (such as the need to hold a hearing, if the Plan’s procedures provide for a hearing) require an extension of time for processing the claim. If the Committee determines that an extension of time for processing is required, written notice of the extension shall be furnished to the claimant prior to the termination of the initial sixty (60) day period. In no event shall such extension exceed a period of sixty (60) days from the end of the initial period. The extension notice shall indicate the special circumstances requiring an extension of time and the date by which the Plan expects to render the determination on review.

Section 11. Disability Claims Procedure. Notwithstanding Sections 10-11, if a claim for benefits involves a determination as to whether a Participant suffered a Disability, the procedures of this Section 10 will apply. Any reference to the claimant includes the claimant’s authorized representative. If the claimant’s claim is denied in whole or in part, the HR Representative will notify the claimant within a reasonable period of time, but not later than forty-five (45) days after the HR Representative receives the claim. The forty-five (45) day period will begin to run once a claim is filed, without regard to whether the claimant has provided all the information necessary to make the benefit determination. If the HR Representative determines that an extension is needed for reasons beyond the HR Representative’s control, it may take up to two thirty (30) day extensions for consideration of the claim. If the HR Representative takes an extension, he or she will notify the claimant in writing of the reason for the extension and the date by which a decision is expected before the end of the initial forty-five (45) day period (or, for a second extension, before the end of the first extension). The notice of extension will include an explanation of the standards on which the entitlement to the benefit claimed is based, the unresolved issues that are preventing a decision, and the additional information needed to resolve the issues. If the HR Representative requests additional information, the claimant will have at least forty-five (45) days after receipt of the notice of extension to provide the information. The period during which the HR Representative waits for the claimant to respond to the request for information will not count against the thirty (30) day extension period (i.e. the thirty (30) day extension period will be tolled from the date the notice of extension is sent to the claimant to the date on which the claimant responds to the request for additional information).

The HR Representative’s notice of denial will explain the reason for the denial, refer to the specific Plan provisions on which the denial is based describe any additional information or material needed from the claimant to perfect his or her claim and why this information or material is necessary, and describe the Plan’s claims review procedures and time limits. Additionally, if the HR Representative relies on an internal rule, guideline, or protocol in denying the claim, it will either provide a copy of the rule, guideline or protocol, or indicate that a rule, guideline or protocol was relied upon and is available free of charge to the claimant on request.

Within one hundred eighty (180) days after receiving the notice of denial, the claimant may submit a written appeal of the denial. The claimant may review and request copies of the relevant documents, records, and other information relevant to the claim free of charge. Further, upon request by the claimant, the identity of any medical or vocational expert whose advice was obtained in connection with the claim will be disclosed, regardless of whether his or her advice was relied upon in making the determination. The claimant’s appeal may include written comments, documents, records, and other information relating to the claim, regardless of whether it was submitted or considered as part of the initial application.

The claimant’s appeal will be reviewed by (the “Reviewing Fiduciary”) who is appointed by the Committee and who is not a subordinate of the HR Representative. The HR Representative’s initial decision shall not be given any deference. If the initial decision was based in whole or in part on a medical judgment, the Reviewing Fiduciary will not consult with a health care professional with appropriate training and experience in the medical field involved. The Reviewing Fiduciary will not consult with a health care professional who was consulted in connection with the initial review of the claim or a subordinate of any such professional.

The Reviewing Fiduciary will review the appeal and make a determination within a reasonable period of time, but no more than forty-five (45) days after the Reviewing Fiduciary receives the appeal. If the Reviewing Fiduciary determines that special circumstances require an extension, it will notify the claimant in writing of the special circumstances and the date by which a decision may be expected before the end of the initial forty-five (45) day period. Any such extension may not exceed forty-five (45) days from the end of the initial review period.

The Reviewing Fiduciary will provide a written determination on appeal which will explain the reasons for the decision, refer to the provisions of the Plan on which the decision is based, and inform the claimant of any additional rights the claimant may have. If the Reviewing Fiduciary relies on an internal rule, guideline, or protocol in denying the claim, the Reviewing Fiduciary will either provide a copy of the rule, guideline or protocol, or indicate that rule, guideline or protocol was relied upon and is available free of charge to the claimant on request. The determination on appeal by the Reviewing Fiduciary is the final determination under this claims procedure.

Section 12. Employment Agreement. The terms of this Agreement shall not affect in any way the Participant’s Employment Agreement with the Company. Also, this Agreement shall not be construed as to require the Participant’s termination of employment at any specific date.

Section 13. Severability. In the event that any provision of the Agreement shall be held invalid or illegal for any reason, any illegality or invalidity shall not affect the remaining parts of the Agreement. Instead, the Agreement shall be construed and enforced as if the illegal or invalid provision had never been inserted, and the Company shall have the privilege and opportunity to correct and remedy such questions of illegality or invalidity by amendment.

Section 14. Applicable Law. To the extent that State law applies, the Agreement shall be governed and construed in accordance with the laws of the State of Pennsylvania.

Section 15. Amendment. The Company expressly reserves the right to amend this Agreement at any time. This Agreement may be amended at any time by a written consent by all parties.

Section 16. Termination. The Company expressly reserves the right to terminate this Agreement in accordance with Code §409A and the regulations thereunder. If the Company terminates the Agreement, the Company shall pay the present value of the benefits to the Executive (or his beneficiary) in the form of a lump sum payment. The present value of benefits shall be determined in accordance with the Moody Aa Corporate Bond Yield in effect as of the date of termination or such other mutually agreed upon rate by the Company and the Participant.

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly authorized, and has caused its corporate seal to be hereunto affixed, and WITNESS, ALSO, the signature and seal of the Participant, all as of April 15, 2010.

CLARION COUNTY COMMUNITY BANK

		By:	/s/ William E. Hager, III
Attest:	/s/ J. Fred Cherico	Title:	Chairman of the Board

Witness:	/s/ Michael A. Fornof	/s/ James L. Kifer
James L. Kifer

BENEFICIARY DESIGNATION FORM

I, James L. Kifer, designate as my Beneficiary to benefits under this Agreement,                                                  . If my designated Beneficiary shall not survive me, I designate                                                   as my Contingent Beneficiary to benefits under this Agreement. I understand that the only way that I can change my Beneficiary or Contingent Beneficiary under this Agreement is to complete a revised Beneficiary Designation Form to this Agreement and communicate such revised form to the Company.

James L. Kifer

Witness:

FIRST AMENDMENT TO THE

CLARION COUNTY CONNUMITY BANK

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN AGREEMENT

For the benefit of

James L. Kifer

This First Amendment is adopted this 30th day of January, 2020, by and between Clarion County Community Bank (the “Company”) and James L. Kifer (the “Participant”).

WHEREAS, the Company and the Participant have previously entered into the Supplemental Executive Retirement Plan Agreement made effective on April 15, 2010 (the “Agreement”), which is an unfunded deferred compensation arrangement intended to encourage the Participant to remain an employee of the Company;

WHEREAS, the Agreement is designed to provide supplemental retirement benefits to the Participant upon his retirement, or other events as provided in the Agreement, which benefits are to be payable out of the Company’s general assets; and

WHEREAS, the Company and the Participant have agreed to amend the Agreement to provide for an enhancement to the benefits currently provided for under the Agreement.

NOW, THEREFORE, for good and valuable consideration, the adequacy of which is acknowledged by the parties hereto, the Agreement is hereby amended as follows:

The following definition is hereby added under “Section 1. Definitions”:

“Annuity Contract” means the following: For purposes of satisfying its obligations to provide Supplemental Retirement Benefits under the Agreement, the Company has invested in a Flexible Premium Indexed Deferred Annuity Contract issued by                                          Insurance Company, contract #                                 (the “Annuity Contract”), which includes a lifetime benefit rider or similar lifetime benefit feature. The Company is the sole owner of the Annuity Contract and shall have the right to exercise all incidents of ownership, shall be the beneficiary of any death proceeds and shall at all times be entitled to the Annuity Contract’s cash surrender value. Notwithstanding any provision hereof to the contrary, the Company shall have the right to sell or surrender any Annuity Contract without terminating the Agreement, provided the Company replaces the Annuity Contract with a comparable annuity policy or asset of comparable value which provides for a similar lifetime benefit feature. Without limitation, the Annuity Contract at all times shall be the exclusive property of the Company and shall be subject to the claims of the Company’s creditors

Section 2(a) is hereby deleted in its entirety and replaced with the following:

Section 2(a) Supplemental Retirement Benefits. A Participant shall be entitled to benefits under this Agreement on the Participant’s Entitlement Date. The Participant may continue to serve as an employee of the Company after his Entitlement Date. The Participant shall receive an annual Supplemental Retirement Benefit in an amount equal to the greater of Supplemental Retirement Benefit A or Supplemental Retirement Benefit B, described below:

(i) “Supplemental Retirement Benefit A” is equal to thirty percent (30%) of the Participant’s Base Salary for the calendar year of the Participant’s termination, which shall be paid monthly beginning the month following the Participant’s Entitlement Date and shall be paid monthly each year thereafter until fifteen (15) years of complete payments have been made. If the Participant dies prior to receiving payment for fifteen (15) full years, the Participant’s Beneficiary shall receive payment in the same manner as the Participant until fifteen (15) years of complete payments have been made.

(ii) “Supplemental Retirement Benefit B” is equal to the amount that is paid from the Annuity Contract, as defined herein, through the lifetime benefit rider or similar lifetime benefit feature as of the date of Separation from Service, which shall be paid monthly beginning the month following the Participant’s Entitlement Date and shall be paid monthly each year thereafter until fifteen (15) years of complete payments have been made. If the Participant dies prior to receiving payment for fifteen (15) full years, the Participant’s Beneficiary shall receive payment in the same manner as the Participant until fifteen (15) years of complete payments have been made.

(iii) Extension of Benefits. In the event that benefits become payable under this Section 2(a) and if such benefit payments have been paid for a total of fifteen (15) full years and the Executive is living at the end of the fifteen (15) year benefit period, then such benefit payments shall continue in the same annual amount for the remainder of the Executive’s life.

The Agreement is otherwise ratified and confirmed in all respects.

IN WITNESS WHEREOF, the Participant and a duly authorized officer of the Company have signed this Agreement as of the date first written above.

PARTICIPANT:

/s/ James L. Kifer

CLARION COUNTY COMMMUNITY BANK

By:	/s/ Michael A. Fornof

Its:	Assistant Secretary / EVP